PETROBANK
ENERGY AND RESOURCES LTD.

07023201

SEC MAIL PROCESSING
RECEIVED
WASH. D.C.

082-34812

SUPPL

April 20, 2007

Securities and Exchange Commission
Judiciary Plaza
450 – 5th Street NW
Washington D.C. 20549

Re: Petrobank Energy and Resources Ltd.

Dear Sir or Madam:

Pursuant to Regulation 12g3.2(b) please find enclosed documents made public and filed with Canadian Securities Regulators that form part of the continuous disclosure record of Petrobank Energy and Resources Ltd.

Sincerely,

TRodier

Tanya Rodier
for:

Corey C. Ruttan
Vice-President Finance

PROCESSED
MAY 07 2007
THOMSON
FINANCIAL

dw 5/4

2600, 240 – 4TH AVENUE SW, CALGARY, ALBERTA, CANADA, T2P 4H4 MAIN: (403) 750-4400 FAX: (403) 266-5794 www.petrobank.com

Petrobank Energy and Resources Ltd.

Petrobank Energy and Resources Ltd. is a Calgary-based oil and natural gas exploration and production company with operations in western Canada and Colombia. The Company operates high-impact projects through three business units. The Canadian Business Unit is developing a solid production platform from low risk gas opportunities in central Alberta and an extensive inventory of Bakken light oil locations in southeast Saskatchewan, complemented by new exploration projects and a large undeveloped land base. The Latin American Business Unit is operated by Petrobank's 80.7% owned, TSX-listed subsidiary, Petrominerales Ltd. (trading symbol: PMG), which produces oil through two Incremental Production Contracts in Colombia and has exploration contracts covering 1.5 million acres in the Llanos and Putumayo Basins. WHITESANDS Insitu Ltd., Petrobank's 84% owned subsidiary, owns 39,680 acres of oil sands leases with an estimated 2.6 billion barrels of gross bitumen-in-place and operates the WHITESANDS project which is field-demonstrating Petrobank's patented THAI™ heavy oil recovery process. THAI™ is an evolutionary in-situ combustion technology for the recovery of bitumen and heavy oil that integrates existing proven technologies and provides the opportunity to create a step change in the development of heavy oil resources globally.

Forward-Looking Statements

Certain statements in this release are "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Specifically, this press release contains forward-looking statements relating to, prospects and technologies which remain unproven and the expected amount and timing of capital projects. The reader is cautioned that assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be incorrect. Actual results achieved during the forecast period will vary from the information provided herein as a result of numerous known and unknown risks and uncertainties and other factors. Such factors include, but are not limited to: the ability to economically test, develop and utilize the technologies described herein, the feasibility of the technologies, general economic, market and business conditions; fluctuations in oil and gas prices; the results of exploration and development of drilling and related activities; fluctuation in foreign currency exchange rates; the uncertainty of reserve estimates; changes in environmental and other regulations; risks associated with oil and gas operations; and other factors, many of which are beyond the control of the Company. There is no representation by Petrobank that actual results achieved during the forecast period will be the same in whole or in part as those forecast.

Important Notes

Neither the Notes nor the underlying common shares have been, nor will be, registered under the US Securities Act of 1933, as amended (the US Securities Act") and neither the Notes nor the underlying common shares may be offered or sold within the United States or to US Persons (as defined in Regulation S under the US Securities Act ("Regulation S")), except pursuant to an exemption from, or in a transaction not subject to, registration under the US Securities Act. There will be no public offer of the Notes in the United States. The communication does not constitute an offer of securities for sale in the United States or Canada. Neither this press release nor any copy of it is for distribution, directly or indirectly, in, or into the United States or to any US Person (as defined in Regulation S) or into Canada, any failure to comply with this restriction may constitute a violation of US or Canadian Securities Laws.
Regulation S Restrictions apply, no offer into the US or to US Persons.

The securities are not being offered in, or to any resident of Canada, and no solicitations or expressions of interest will be accepted from any resident of Canada. There are restrictions governing the resale in Canada of the Notes and underlying common shares. If any conversion rights are exercised within such period of 4 months and 1 day following the closing of the Offering, any certificates issued in respect of the common shares will bear the legend set forth in the terms and conditions governing the Notes.

FOR FURTHER INFORMATION PLEASE CONTACT:

John D. Wright, President and Chief Executive Officer,
Chris J. Bloomer, Vice-President Heavy Oil and Chief Financial Officer, or
Corey Ruttan, Vice-President Finance
Telephone: (403) 750-4400

PETROBANK
ENERGY AND RESOURCES LTD.

Suite 2600, 240 – 4th Avenue S.W.
Calgary, Alberta T2P 4H4
(403) 750-4400
(403) 266-5794
E-mail: ir@petrobank.com
Website: www.petrobank.com
TSX/OSLO: PBG

PETROBANK
ENERGY AND RESOURCES LTD.

April 20, 2007

Securities and Exchange Commission
Judiciary Plaza
450 – 5th Street NW
Washington D.C. 20549

Re: Petrobank Energy and Resources Ltd.

Dear Sir or Madam:

Pursuant to Regulation 12g3.2(b) please find enclosed documents made public and filed with Canadian Securities Regulators that form part of the continuous disclosure record of Petrobank Energy and Resources Ltd.

Sincerely,

Tanya Rodier
for:

Corey C. Ruttan
Vice-President Finance

2600, 240 – 4TH AVENUE SW, CALGARY, ALBERTA, CANADA, T2P 4H4 MAIN: (403) 750-4400 FAX: (403) 266-5794 www.petrobank.com

Forward-Looking Statements

Certain statements in this release are "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Specifically, this press release contains forward-looking statements relating to, prospects and technologies which remain unproven and the expected amount and timing of capital projects. The reader is cautioned that assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be incorrect. Actual results achieved during the forecast period will vary from the information provided herein as a result of numerous known and unknown risks and uncertainties and other factors. Such factors include, but are not limited to: the ability to economically test, develop and utilize the technologies described herein, the feasibility of the technologies, general economic, market and business conditions; fluctuations in oil and gas prices; the results of exploration and development of drilling and related activities; fluctuation in foreign currency exchange rates; the uncertainty of reserve estimates; changes in environmental and other regulations; risks associated with oil and gas operations; and other factors, many of which are beyond the control of the Company. There is no representation by Petrobank that actual results achieved during the forecast period will be the same in whole or in part as those forecast.

Important Notes

Neither the Notes nor the underlying common shares have been, nor will be, registered under the US Securities Act of 1933, as amended (the US Securities Act") and neither the Notes nor the underlying common shares may be offered or sold within the United States or to US Persons (as defined in Regulation S under the US Securities Act ("Regulation S")), except pursuant to an exemption from, or in a transaction not subject to, registration under the US Securities Act. There will be no public offer of the Notes in the United States. The communication does not constitute an offer of securities for sale in the United States or Canada. Neither this press release nor any copy of it is for distribution, directly or indirectly, in, or into the United States or to any US Person (as defined in Regulation S) or into Canada, any failure to comply with this restriction may constitute a violation of US or Canadian Securities Laws. Regulation S Restrictions apply, no offer into the US or to US Persons.

The securities are not being offered in, or to any resident of Canada, and no solicitations or expressions of interest will be accepted from any resident of Canada. There are restrictions governing the resale in Canada of the Notes and underlying common shares. If any conversion rights are exercised within such period of 4 months and 1 day following the closing of the Offering, any certificates issued in respect of the common shares will bear the legend set forth in the terms and conditions governing the Notes.

FOR FURTHER INFORMATION PLEASE CONTACT:
John D. Wright, President and Chief Executive Officer,
Chris J. Bloomer, Vice-President Heavy Oil and Chief Financial Officer, or
Corey Ruttan, Vice-President Finance
Telephone: (403) 750-4400

PETROBANK
ENERGY AND RESOURCES LTD.

Suite 2600, 240 – 4th Avenue S.W.
Calgary, Alberta T2P 4H4
(403) 750-4400
(403) 266-5794
E-mail: ir@petrobank.com
Website: www.petrobank.com
TSX/OSLO: PBG

END